Exhibit 4.2

Incorporated in the Cayman Islands

Bona Film Group Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value

Ordinary

Date of Record	Certificate Number	% Paid

100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.
Given under the Common Seal of the Company

Director	Director/Secretary